October 21, 2020

Re: Auris Medical Holding Ltd.
Registration Statement on Form F-3
Registration No. 333-249347

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 30, 2020 or as soon thereafter as is practicable.

Sincerely,

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer

Via EDGAR